				Exhibit 12

SWIFT ENERGY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

	Twelve Months
	Ended December 31,
	2008	2009	2010	2011	2012

GROSS G&A	86,212	69,987	73,268	87,826	89,344
NET G&A	38,673	34,046	36,359	45,362	46,778
INTEREST EXPENSE, NET	31,079	30,663	33,437	35,566	57,303
RENTAL & LEASE EXPENSE	2,947	3,973	5,181	5,642	5,636
INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME
TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	(412,758)	(64,617)	74,308	135,104	36,578
CAPITALIZED INTEREST	8,037	6,107	7,408	7,667	7,890

CALCULATED DATA

EXPENSED OR NON-CAPITAL G&A (%)	44.86%	48.65%	49.62%	51.65%	52.36%
NON-CAPITAL RENT EXPENSE	1,322	1,933	2,571	2,914	2,951
1/3 NON-CAPITAL RENT EXPENSE	441	644	857	971	984
FIXED CHARGES	39,557	37,414	41,702	44,204	66,177
EARNINGS	(381,238)	(33,310)	108,602	171,641	94,865

RATIO OF EARNINGS TO FIXED CHARGES	---	---	2.60	3.88	1.43

Amount needed for a "break-even" ratio earnings	420,795	70,724

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and discounts, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes and cumulative effect of change in accounting principle before interest expense, net, and that portion of rental expense deemed to be the equivalent of interest. Due to the $754.3 million non-cash charge incurred in the fourth quarter of 2008, and the $79.3 million non-cash charge incurred in the first quarter of 2009, both caused by a write-down in the carrying value of oil and gas properties, 2008 earnings were insufficient by $420.8 million, and 2009 earnings were insufficient by $70.7 million, to cover fixed charges in these periods.